SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month ended March 31, 2003

File No. 0-49754

Consolidated Global Minerals Ltd.
(Translation of registrant’s name into English)

1280 – 625 Howe Street Vancouver BC V6C 2T6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X                       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached hereto as an exhibit to this Form 6-K are the Registrant's News Releases dated:

January - March, 2003

The document set forth as an exhibit to this Form 6-K is incorporated herein by reference.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Consolidated Global Minerals Ltd.

		By:	/s/ George W. Heard
George W.Heard
President

Date:	March 31, 2003

Consolidated Global Minerals Ltd. – News release dated – January 7, 2003

Gold Mine Joint Venture

Vancouver B.C., January 7, 2003, Consolidated Global Minerals Ltd. (CTG – TSX Venture Exchange) (the “Company”) announces that the Company has entered into an agreement to acquire a 50% participating interest in the Front Range Gold Project.

The Front Range Gold Project consists of 200 Patented and Unpatented mineral claims located in Boulder County Colorado. The claims encompass an area of approxiamately 600 acres that include over a dozen past and producing mines along with a number of other known mineral veins or extensions of past producing veins.

The property has a 50 to 100tpd mill that is fully permitted and ready to operate.

In order to maintain its 50% participating interest on this Joint Venture, the Company shall:

»	issue 1,500,000 common shares in its capital stock to the Property Owners within five business days following the acceptance of this Agreement by the TSX Venture Exchange;

»	make the following USDollar cash payments to the Property owners:
	1.	$30,000/year on or before June 1, 2003 through 2007
	2.	$60,000/year on or before June 1, 2008 through 2012
	3.	$90,000/year on or before June 1, 2013 through 2018
	4.	$100,000/year on or before June 1, 2019 and every year therafter
»
in additon to the above payments the Company shall make an annual deposit of US$10,000 to an escrow account for the purposes of creating a fund to satisfy any reclamation or bonding requirements of the State of Colorado. The Company shall continue to make annual deposits of US$10,000 to the escrow account until such time as the principal amount of the escrow account is equal to at least 150% of the amount  required by the laws, rules regulations or orders of the State of Colorado. The principal amount of the escrow account shall only be released from escrow with the consent of all parties to the agreement.

Based upon historical production, geology and prior engineering studies supplied to the Company, it is management’s opinion that the project has the potential to produce 35,000 ounces of gold and 250,000 ounces of silver per year. The capital investment required to start production is estimated to be in the order of US$2.0million.

Consolidated Global Minerals Ltd. is a mineral exploration company that has interests in lead/zinc, coal, diamond, copper and gold properties located in Western Canada and Tunisia, North Africa.

CONSOLIDATED GLOBAL MINERALS LTD.

“George Heard”

George W. Heard
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Consolidated Global Minerals Ltd. – News release dated – February 4, 2003

INVESTOR RELATIONS APPOINTMENT

Vancouver, British Columbia – February 4, 2003 –Consolidated Global Minerals Ltd. (the "Company") (TSXv:CTG) is pleased to announce that the Company has engaged I.R. Unlimited Services Corp. of Kamloops, British Columbia, to provide financial, investor relations and media consulting services to the Company. Cindy Bray is the president of that company and will be primarily responsible for providing the services to the Company which will include liaising with and familiarizing institutional investors and newsletter writers with the Company and its gold projects. The agreement is for a period of one year and is renewable by mutual consent. Remuneration is

$7,500 per month. In addition, the Company has granted Ms. Bray an option to purchase 400,000 shares of the Company at a price of $0.10 CDN for a period of two years. Neither I.R. Unlimited Services Corp. or any of its principals have any direct or indirect ownership in the securities of the Company, although they may acquire securities of the Company in the future.

The above matters are subject to regulatory acceptance.

Consolidated Global Minerals Ltd. is a mineral exploration company that has interests in lead/zinc, coal, diamond, copper and gold properties located in the Western United States, Western Canada and Tunisia, North Africa.

CONSOLIDATED GLOBAL MINERALS LTD.

“George Heard”

George W. Heard
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Consolidated Global Minerals Ltd. – News release dated – February 5, 2003

Options Granted

Vancouver, British Columbia – February 5, 2003 – Consolidated Global Minerals Ltd. (the "Company") (TSXv:CTG) announces that the Company has granted incentive stock options to certain employees, directors and/or consultants.

The Company announces that it has granted 1,861,000 incentive stock options to certain employees, directors and/or consultants at a price of $0.10 per share. 1,161,000 of the incentive stock options are exercisable for a period of five years and 700,000 are exercisable for a period of two years. The granting of these incentive stock options is subject to the approval of the TSX Venture Exchange.

Consolidated Global Minerals Ltd. is a mineral exploration company that has interests in lead/zinc, coal, diamond, copper and gold properties located in the Western United States, Western Canada and Tunisia, North Africa.

CONSOLIDATED GLOBAL MINERALS LTD.

“George Heard”

George W. Heard
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Consolidated Global Minerals Ltd. – News release dated – February 6, 2003

Private Placement $150,000

Vancouver, British Columbia – February 6, 2003 –Consolidated Global Minerals Ltd. (the "Company") (TSXv:CTG) is pleased to announce that the Company has arranged a Private Placement of $150,000.

Consolidated Global Minerals Ltd. has arranged a non-brokered private placement to raise $150,000 at $0.10 per unit. Each of the 1,500,000 units will consist of one common share and one warrant. The warrants will be exercisable for two years for one common share at $0.10 per share in the first year and $0.15 in the second year.

The proceeds of the unit offering will be used to continue the exploration plans of the Company’s properties and for general corporate purposes. All the securities issued pursuant to the foregoing will be subject to a four month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

Consolidated Global Minerals Ltd. is a mineral exploration company that has interests in lead/zinc, coal, diamond, copper and gold properties located in the Western United States, Western Canada and Tunisia, North Africa.

CONSOLIDATED GLOBAL MINERALS LTD.

“George Heard”

George W. Heard
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Consolidated Global Minerals Ltd. – News release dated – February 14, 2003

Second Private Placement for $100,000

Vancouver, British Columbia – February 14, 2003 –Consolidated Global Minerals Ltd. (the "Company") (TSXv:CTG) is pleased to announce that the Company has arranged second Private Placement for $100,000.

Consolidated Global Minerals Ltd. has arranged a second non-brokered private placement to raise a further $100,000 at $0.10 per unit. Each of the 1,000,000 units in the second Private Placement will consist of one common share and one warrant. The warrants will be exercisable for two years for one common share at $0.12 per share during the two-year period.

The proceeds of the unit offerings totalling $250,000 will be used to continue the exploration plans of the Company’s properties and for general corporate purposes. All the securities issued pursuant to the foregoing will be subject to a four month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

Consolidated Global Minerals Ltd. is a mineral exploration company that has interests in lead/zinc, coal, diamond, copper and gold properties located in the Western United States, Western Canada and Tunisia, North Africa.

CONSOLIDATED GLOBAL MINERALS LTD.

“George Heard”

George W. Heard
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Consolidated Global Minerals Ltd. – News release dated – February 19, 2003

Update – Front Range Gold Project

Vancouver B.C., February 19, 2003, Consolidated Global Minerals Ltd. (CTG – TSX Venture Exchange) (the “Company”) provides an update on the Front Range Gold Project.

The Company’s Management have been reviewing past mine production records of the Gold Hill Mining Camp. A summary of the recovered grades for the years 1904 – 1915 are as follows:

Summary of Recovered Grades

Gold Hill Mining Camp 1904 - 1915

Year	Oz/Ton Gold	Oz/Ton Silver

1904	1.87	2.79
1905	1.37	10.72
1906	1.38	5.05
1907	2.22	4.72
1908	0.55	2.35
1909	1.82	8.99
1910	0.40	1.49
1911	0.37	2.33
1912	0.44	2.87
1913	0.70	3.89
1914	0.69	2.40
1915	1.07	4.33

Source: U.S. Bureau of Mines, Denver, Colorado

The Cash Mine, where the Company plans to begin production, after raising the necessary financing, averaged 1.69 ounces of gold and 19.57 ounces of silver per ton for the years 1949 and 1950. The source of the grades are from smelter records provided to the Company by the mine owners. The last year of production was 1950.

          The Front Range Gold Project consists of 200 patented and unpatented mineral claims. The curret mine plan calls for an adit to access the Cash vein and six other past producing veins.

          In, addition the Company is currently looking to add an additional 50 to 100 TPD capacity to the existing mill.

Consolidated Global Minerals Ltd. is a mineral exploration company that has interests in lead/zinc, coal, diamond, copper and gold properties located in Western Canada and Tunisia, North Africa.

CONSOLIDATED GLOBAL MINERALS LTD.

“George Heard”

George W. Heard
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Consolidated Global Minerals Ltd. – News release dated – March 3, 2003

Nevada Properties Acquired

Vancouver, British Columbia – March 3, 2003, – Consolidated Global Minerals Ltd. (the "Company") (TSXv:CTG) is pleased to announce that the Company has entered into a binding Letter Agreement for the exploration, development and mining joint venture on three gold properties located in Nevada.

The agreement is with Placer Dome U.S. Inc. The Company must spend not less than US$2,000,000 during the earn-in period to earn a 70% interest. The period commences March 3, 2003 and terminates July 3, 2007.

Placer Dome U.S. Inc. may earn back 40% of the venture by spending 250% of the Company’s investment to date (ie Placer 70%, the Company 30%).

At this time a formal joint venture agreement will be entered into between the parties.

The Company’s management looks forward to working with the Placer Dome Group on the development of this Nevada property portfolio.

Consolidated Global Minerals Ltd. is a mineral exploration company that has interests in lead/zinc, coal, diamond, copper and gold properties located in the Western United States, Western Canada and Tunisia, North Africa.

CONSOLIDATED GLOBAL MINERALS LTD.

“George Heard”

George W. Heard
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Consolidated Global Minerals Ltd. – News release dated – March 5, 2003

Third Private Placement for $200,000

Vancouver, British Columbia – March 5, 2003 –Consolidated Global Minerals Ltd. (the "Company") (TSXv:CTG) is pleased to announce that the Company has arranged a third Private Placement for $200,000.

Consolidated Global Minerals Ltd. has arranged a third non-brokered private placement to raise a further $200,000 at $0.10 per unit. Each of the 2,000,000 units in the third Private Placement will consist of one common share and one warrant. The warrants will be exercisable for two years for one common share at $0.13 per share during the two-year period.

The proceeds of this unit offering of $200,000 along with the previously announced Private Placements now total $450,000. The proceeds will be used to further the exploration of the Company’s properties and for general corporate purposes. All the securities issued pursuant to the foregoing will be subject to a four month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

Consolidated Global Minerals Ltd. is a mineral exploration company that has interests in lead/zinc, coal, diamond, copper and gold properties located in the Western United States, Western Canada and Tunisia, North Africa.

CONSOLIDATED GLOBAL MINERALS LTD.

“George Heard”

George W. Heard
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.